UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

CinCor Pharma, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

17240Y109

(CUSIP Number)

Armance Bordes

Sofinnova Partners

7-11 blvd Haussmann

75009 Paris

France

+33 1 53 05 41 00

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 10, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17240Y109	Page 2 of 12

1.		Name of Reporting Persons Sofinnova Capital IX FPCI (“SC IX”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

4,220,979 shares of common stock, except that Sofinnova Partners SAS, a French corporation (“SP SAS”), the management company of SC IX, may be deemed to have sole voting power, and Antoine Papiernik (“Papiernik”), Henrijette Richter (“Richter”), Monique Saulnier (“Saulnier”), Maina Bhaman ("Bhaman") and Graziano Seghezzi (“Seghezzi”), the members of the investment committee of SC IX, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See row 7.
9.

Sole Dispositive Power

4,220,979 shares of common stock, except that SP SAS, the management company of SC IX, may be deemed to have sole power to dispose of these shares, and Papiernik, Richter, Saulnier, Bhaman and Seghezzi, the members of the investment committee of SC IX, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See row 9.
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 4,220,979
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row 11 9.6% (1)
14.		Type of Reporting Person (see instructions) 00

(1) The percentage is calculated based upon 43,764,323 shares of Common Stock outstanding, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the SEC on November 3, 2022 (the “Form 10-Q”).

CUSIP No. 17240Y109	Page 3 of 12

1.		Name of Reporting Persons Sofinnova Partners SAS (“SP SAS”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

4,220,979 shares of common stock. SP SAS, the management company of SC IX, may be deemed to have sole voting power, and Papiernik, Richter, Saulnier, Bhaman and Seghezzi, the members of the investment committee of SC IX, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See row 7.
9.

Sole Dispositive Power

4,220,979 shares of common stock, except that SP SAS, the management company of SC IX, may be deemed to have sole power to dispose of these shares, and Papiernik, Richter, Saulnier, Bhaman and Seghezzi, the members of the investment committee of SC IX, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See row 9.
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 4,220,979
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row 11 9.6% (1)
14.		Type of Reporting Person (see instructions) 00

(1) The percentage is calculated based upon 43,764,323 shares of Common Stock outstanding, as reported on the Issuer’s Form 10-Q.

CUSIP No. 17240Y109	Page 4 of 12

1.		Name of Reporting Persons Antoine Papiernik (“Papiernik”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

4,220,979 shares of common stock. SP SAS, the management company of SC IX, may be deemed to have sole voting power, and Papiernik, a member of the investment committee of SC IX, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

4,220,979 shares of common stock. SP SAS, the management company of SC IX, may be deemed to have power to dispose of these shares, and Papiernik, a member of the investment committee of SC IX, may be deemed to have shared power to dispose of these shares.

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 4,220,979
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row 11 9.6% (1)
14.		Type of Reporting Person (see instructions) IN

(1) The percentage is calculated based upon 43,764,323 shares of Common Stock outstanding, as reported on the Issuer’s Form 10-Q.

CUSIP No. 17240Y109	Page 5 of 12

1.		Name of Reporting Persons Henrijette Richter (“Richter”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Danish Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

4,220,979 shares of common stock. SP SAS, the management company of SC IX, may be deemed to have sole voting power, and Richter, a member of the investment committee of SC IX, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

4,220,979 shares of common stock. SP SAS, the management company of SC IX, may be deemed to have power to dispose of these shares, and Richter, a member of the investment committee of SC IX, may be deemed to have shared power to dispose of these shares.

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 4,220,979
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row 11 9.6% (1)
14.		Type of Reporting Person (see instructions) IN

(1) The percentage is calculated based upon 43,764,323 shares of Common Stock outstanding, as reported on the Issuer’s Form 10-Q.

CUSIP No. 17240Y109	Page 6 of 12

1.		Name of Reporting Persons Monique Saulnier (“Saulnier”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

4,220,979 shares of common stock. SP SAS, the management company of SC IX, may be deemed to have sole voting power, and Saulnier, a member of the investment committee of SC IX, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

4,220,979 shares of common stock. SP SAS, the management company of SC IX, may be deemed to have sole power to dispose of these shares, and Saulnier, a member of the investment committee of SC IX, may be deemed to have shared power to dispose of these shares.

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 4,220,979
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row 11 9.6% (1)
14.		Type of Reporting Person (see instructions) IN

(1) The percentage is calculated based upon 43,764,323 shares of Common Stock outstanding, as reported on the Issuer’s Form 10-Q.

CUSIP No. 17240Y109	Page 7 of 12

1.		Name of Reporting Persons Maina Bhaman (“Bhaman”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization British Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

4,220,979 shares of common stock. SP SAS, the management company of SC IX, may be deemed to have sole voting power, and Bhaman, a member of the investment committee of SC IX, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

4,220,979 shares of common stock. SP SAS, the management company of SC IX, may be deemed to have sole power to dispose of these shares, and Bhaman, a member of the investment committee of SC IX, may be deemed to have shared power to dispose of these shares.

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 4,220,979
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row 11 9.6% (1)
14.		Type of Reporting Person (see instructions) IN

(1) The percentage is calculated based upon 43,764,323 shares of Common Stock outstanding, as reported on the Issuer’s Form 10-Q.

CUSIP No. 17240Y109	Page 8 of 12

1.		Name of Reporting Persons Graziano Seghezzi (“Seghezzi”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Italian Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

4,220,979 shares of common stock. SP SAS, the management company of SC IX, may be deemed to have sole voting power, and Seghezzi, a member of the investment committee of SC IX, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

4,220,979 shares of common stock. SP SAS, the management company of SC IX, may be deemed to have sole power to dispose of these shares, and Seghezzi, a member of the investment committee of SC IX, may be deemed to have shared power to dispose of these shares.

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 4,220,979
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row 11 9.6% (1)
14.		Type of Reporting Person (see instructions) IN

(1) The percentage is calculated based upon 43,764,323 shares of Common Stock outstanding, as reported on the Issuer’s Form 10-Q.

Item 1.	Security and Issuer

This Statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, $0.00001 par value per share (the “Common Stock”) of CinCor Pharma, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 200 Clarendon Street, 6th Floor, Boston, Massachusetts 02116.

Item 2.	Identity and Background

(a)       The persons and entities filing this Schedule 13D are Sofinnova Capital IX FPCI (“SC IX”), Sofinnova Partners SAS, a French corporation (“SP SAS”), and Antoine Papiernik (“Papiernik”), Henrijette Richter (“Richter”), Monique Saulnier (“Saulnier”), Maina Bhaman (“Bhaman”) and Graziano Seghezzi (“Seghezzi”), the members of the investment committee of SC IX (collectively, the “Listed Persons” and together with SC IX and SP SAS, the “Reporting Persons”).

(b)       The address of the principal place of business for each of the Reporting Persons is Sofinnova Partners, 7-11 blvd Haussmann, 75009 Paris, France.

(c)       The principal occupation of each of the Reporting Persons is the venture capital investment business. Each of the Listed Persons is employed at the offices of Sofinnova Partners, 7-11 blvd Haussmann, 75009 Paris, France.

(d)       During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       SC IX is a French FPCI. SP SAS is a French Corporation. Papiernik and Saulnier are French citizens. Richter is a Danish citizen. Bhaman is a British citizen. Seghezzi is an Italian citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 13, 2019 and August 28; 2020 (with respect to shares of Series A preferred stock) and September 22, 2021 (with respect to shares of Series B preferred stock), SC IX purchased a total of 9,999,999 of shares Series A preferred stock at $1.40 per share and 3,150,000 of shares of Series B preferred stock at $4.00 per share. SP SAS is the management company of SC IX. Each of Antoine Papiernik, Monique Saulnier, Graziano Seghezzi, Maina Bhaman and Henrijette Richter is a member of the investment committee of SC IX and may be deemed to have shared voting and investment control over the shares held by SC IX. Each of such individuals disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address of SC IX is 7 Boulevard Haussmann 75009 Paris, France. In connection with the Issuer’s initial public offering (the “Offering”), all of the Series A preferred stock and Series B preferred stock automatically converted into Common Stock (resulting in SC IX holding a total of 3,867,646 shares of Common Stock) for no additional consideration in accordance with their respective terms and SC IX purchased a total of 220,000 shares of Common Stock at $16.00 per share. On May 15, 2022, SC IX purchased a total of 133,333 shares of Common Stock at $30.00 per share in connection with the Issuer public offering.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3, and all of the purchase price was paid through working capital.

Item 4.	Purpose of Transaction.

The Common Stock acquired by SC IX as described in Item 3 above was acquired solely for investment purposes. SC IX may, from time to time, acquire additional shares of Common Stock or sell all or a portion of the Common Stock held by SC IX in the open market or in privately negotiated transactions, or may distribute the Common Stock held by SC IX to its unitholders. Any actions SC IX might undertake will be dependent upon its review of numerous factors, including, among other things, the market prices of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investors’ need for liquidity, and other future developments.

On January 8, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, AstraZeneca Finance and Holdings Inc., a Delaware corporation (“Parent”), and Cinnamon Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). In connection with the Merger Agreement, SC IX, along with each of the executive officers and directors of the Company and other certain large stockholders of the Issuer (collectively, the “Supporting Stockholders”) entered into Tender and Support Agreements with Parent (the “Support Agreements”). Under the terms of the Support Agreements, the Supporting Stockholders have agreed, among other things, to tender their shares in the tender offer to be conducted pursuant to the Merger Agreement, vote their shares in favor of the Merger at a special meeting of the Issuer’s stockholders, if there is one, and, subject to certain exceptions, not to transfer any of their shares. The description of the Support Agreements herein is not complete and is qualified in its entirety by reference to the full text of the Support Agreements, a form of which is filed herewith as Exhibit 99.2 and incorporated herein by reference.

Except as set forth in this Item 4, SC IX has no plans or proposals relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	See Rows 11 and 13 of the cover page for each of the Reporting Persons.

(b)	See Rows 7, 8, 9, and 10 for each Reporting Person.

(c)	See Item 3 above.

(d)	Under certain circumstances set forth in the by-laws of SC IX, the equity holders of SC IX and SP SAS may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of Common Stock owned by SC IX.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Maina Bhaman, a partner of SC IX, is a member of the Issuer’s board of directors.

The information disclosed under Item 4 above is hereby incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of February 10, 2023, by and among Sofinnova Capital IX FCPI, Sofinnova Partners SAS, Antoine Papiernik, Henrijette Richter, Monique Saulnier, Maina Bhaman and Graziano Seghezzi.

99.2	Form of Tender and Support Agreement, incorporated by reference to Exhibit B to the Agreement and Plan of Merger, dated as of January 8, 2023, by and among CinCor Pharma, Inc., AstraZeneca Finance and Holdings Inc. and Cinnamon Acquisition, Inc., filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on January 9, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

SOFINNOVA CAPITAL IX FCPI		SOFINNOVA PARTNERS SAS
By: Sofinnova Partners SAS

By:	/s/ Monique Saulnier	By:	/s/ Monique Saulnier
Name:	Monique Saulnier	Name:	Monique Saulnier
Title:	Managing Partner	Title:	Managing Partner

By:	/s/ Maina Bhaman	By:	/s/ Monique Saulnier
Name:	Maina Bhaman	Name:	Monique Saulnier

By:	/s/ Antoine Papiernik	By:	/s/ Henrijette Richter
Name:	Antoine Papiernik	Name:	Henrijette Richter

By:	/s/ Graziano Seghezzi
Name:	Graziano Seghezzi